Form 12b-25

SEC 1344
(7-2000)
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                                                  SEC FILE NUMBER 000-26707
                                                  CUSIP NUMBER 64122T 105

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


(Check One):  XX Form 10-K  __ Form 20-F  __ Form 11-K  __ Form 10-Q
 __ Form N-SAR

For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- -------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:        NETWORK COMMERCE INC.

Former Name if Applicable:      N/A

Address of Principal Executive Office (Street and Number):

                                411 First Avenue South, Suite 200N

City, State and Zip Code:

                                Seattle, Washington  98104

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K,
[  ] Form  20-F,11-K  or Form  N-SAR,  or portion  thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As a result of the following, the Company is not currently able to complete its Annual Report on Form 10-K without unreasonable effort:

     The Company currently is conducting a detailed analysis of events subsequent to December 31, 2000. The Company requires additional time to complete its analysis of the subsequent events and their potential impact on the value of certain intangible assets.

     Also, the Company anticipates finalizing material modifications to its present credit facility. These modifications may materially affect the information to be provided in the Form 10-K.

The Company anticipates filing its Form 10-K with the Securities and Exchange Commission on or prior to April 15, 2001.


                        (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Randy Cerf                  (206)            223-1996
      (Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

XX YES   ___NO
- --------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

___ YES  XX NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              NETWORK COMMERCE INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   April 2, 2001

By:     /S/ RANDY CERF, EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER


     INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized
representative   (other   than  an   executive   officer),   evidence   of  the
representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

       Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).

                              General Instructions

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).



http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000